Accrew, Inc.

Consolidated Financial Statement for the Periods Ended

February 28, 2022 & December 31, 2021

(Unaudited)

Table of Contents

Accrew, Inc.
Consolidated Balance Sheet
February 28, 2022

Assets		2022		2021
Current Assets				
Cash		8,200		
Inventory				
Prepaid expenses				
Total current assets	$	8,200	$	-
Fixed (Long-Term) Assets				
Long-term investments				
Property, plant, and equipment				
(Less accumulated depreciation)				
Intangible assets				
Total fixed assets	$	-	$	-
Other Assets				
Deferred income tax				
Other				
Total Other Assets	$	-	$	-
Total Assets	$	8,200	$	-
Liabilities and Owner's Equity				
Current Liabilities				
Accounts payable				
Short-term loans				
Income taxes payable				
Accrued salaries and wages				
Unearned revenue				
Current portion of long-term debt				
Total current liabilities	$	-	$	-
Long-Term Liabilities				
Long-term debt				
Deferred income tax				
Other				
Total long-term liabilities			$	-
Owner's Equity				
*SAFE Notes		8,200		
Owners Investment		4,672		3,748
Retained earnings		(4,672)		(3,748)
Other				
Total owner's equity	$	8,200	$	(3,748)
Total Liabilities and Owner's Equity	$	8,200	$	(3,748)

* SAFE Notes - A Simple Agreement for Future Equity raised through Alto IRAs and deposited directly into Accrew's account.

Accrew, Inc.
Consolidated Statement of Income
February 28, 2022

Revenue	2022	2021
Sales revenue	$0.00	$0.00
(Less sales returns and allowances)		
Service revenue	$0.00	$0.00
Interest revenue	$0.00	$0.00
Other revenue	$0.00	$0.00
Total Revenues	**$0.00**	**$0.00**
Expenses		
Advertising		
Cost of goods sold		
Depreciation		
Employee benefits		
Furniture and equipment		
Insurance		
Interest expense		
Maintenance and repairs		
Office supplies		($600.00)
Payroll taxes		
Rent		
Research and development		
Salaries and wages		
Legal Fees		($300.00)
Software	($77.28)	($1,009.68)
Travel		
Entertainment	($769.44)	($927.76)
Utilities		
Web hosting and domains	($77.60)	($595.00)
Other		($315.06)
Total Expenses	**(924)**	**(3,748)**
Net Income Before Taxes	($924.32)	($3,747.50)
Income tax expense		
Income from Continuing Operations	**(924)**	**(3,748)**
Below-the-Line Items		
Income from discontinued operations		
Effect of accounting changes		
Extraordinary items		
Net Income	**(924)**	**(3,748)**

Accrew, Inc.
Consolidated Statement of Equity
December 31, 2021

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, September 24, 2021	0	$ -	-	$ -	$	$ -	$ -
Contributions	0	$0.00	-	$ -	$3,748	-	$0.00
Other Comprehensive (Gain/Loss)	-	-	-	-	-	$0.00	$0.00
Net Income	-	-	-	-	-	$ -3,748	$ -3,748
Ending Balance, December 31, 2021	0	$0.00	-	$ -	$3,748	$ 3,748	$ -3,748

Accrew, Inc.
Consolidated Statement of Equity
February 28, 2022

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, December 31, 2021	0	$ -	-	$ -	$	$ (3,748)	$ (3,748)
Contributions	7,900,000	$0.00	-	$ -	$924	-	$0.00
Other Comprehensive (Gain/Loss)	-	-	-	-	-	$0.00	$0.00
Net Income	-	-	-	-	-	$ -924	$ -924
Ending Balance, February 28, 2022	7,900,000	$0.00	-	$ -	$924.00	$ (4,672)	$ -4,672

Accrew, Inc.
Consolidated Statement of Cash Flows
February 28, 2022

		For Period Ending 2/28/22	For Year Ending 12/31/21
	Cash at Beginning of Year	0	0

Operations

Net Income		(924)	(3,748)
Add (deduct items) not affecting cash:			
	Depreciation Expense	0	0
	Gain on sale of equipment	0	0
	Restricted Cash - SAFE*		0
	Increase in accounts payable	0	0
Net Cash Flow from Operations		**(924)**	**(3,748)**

Investing Activities

Cash receipts from			
	Sale of property and equipment	0	0
	Collection of principal on loans	0	0
	Sale of investment securities	0	0
Cash paid for			
	Purchase of property and equipment	0	0
	Making loans to other entities	0	0
	Purchase of investment securities	0	0
Net Cash Flow from Investing Activities		**0**	**0**

Financing Activities

Cash receipts from			
	SAFE Notes	8,200	0
	Owners Investment	924	3,748
Cash paid for			
	Repurchase of stock (treasury stock)	0	0
	Repayment of loans	0	0
	Dividends	0	0
Net Cash Flow from Financing Activities		**9,124**	**3,748**

Net Increase in Cash		**8,200**	**0**
	Cash at End of Year	8,200	0

* SAFE Notes - A Simple Agreement for Future Equity raised through Alto IRAs and deposited directly into Accrew's account.

Accrew, Inc.
Notes To The Consolidated Financial Statement
February 28, 2022

1. **Summary of Significant Accounting Policies**

   The Company

   The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (September 24, 2021) through February 28, 2022.

   Accrew, Inc. was incorporated in the State of Delaware on September 24, 2021.

   Accrew, the first profit-sharing mobile bank, is revolutionizing high-yield banking platform by empowering its users with shareholder rewards for far greater returns and company growth. Members receive company profits when they sign up, use the platform, and refer new members to the platform. Accrew takes it a step further by parking the profit-share in its very own crypto utility token and when more users onboard, so will the crypto token appreciate in value. Furthermore, Accrew provides account aggregation within the mobile application, allowing members to manage all their financial accounts with one application.

   Accrew was established in 2021 and headquartered in Chicago, IL.

   Fiscal Year
   The company operates on a December 31st year-end.

   Principles of Consolidation and Basis of Accounting
   The consolidated financial statements include the accounts of Accrew, Inc. (collectively, the "Company). The company consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of February 28, 2022, the Company held $8,200 in cash.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of February 28, 2022, the Company has recorded $0.00 as an allowance for doubtful accounts.

Restricted Cash – SAFE
See SAFE details below under Equity component of notes.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Accrew, Inc.
Notes To The Consolidated Financial Statement
February 28, 2022

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0.00 in revenue from inception of September 24, 2021 through February 28, 2022.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $0.00 for the year ending February 28, 2022.

1. Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

2. Loans Receivable – Related Parties
The Company has provided loans to related parties of the Company valued at $0.00 as of February 28, 2022. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management intends to pay back the Company within the year.

5. <u>**Equity**</u>

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of Class A Common Stock at $0.000001 par value per share. As of February 28, 2022, 7,500,000 shares have been issued and are outstanding.

Preferred Stock

Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue shares of Preferred Stock, par value per share. The first Series of Preferred Stock shall be designated "Series Seed Preferred Stock'. As of February 28, 2022, 0 preferred shares have been authorized, are issued and are outstanding.

Equity Based Compensation

The equity-based compensation plan authorizes stock options to be granted. During 2022, the Company issued 0 options to key service providers. The remaining are available for future issuance.